                                                   Filed by M&T Bank Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


                                           Subject company: M&T Bank Corporation
                                                   Commission File No. 001-09861

On July 10, 2000, M&T Bank Corporation issued the following press release:

CONTACT: M&T BANK CORPORATION                  PREMIER NATIONAL BANCORP, INC.
         MICHAEL S. PIEMONTE                   PAUL MAISCH
         (716-842-5445)                        (845-471-1711)


         M&T BANK CORPORATION TO ACQUIRE PREMIER NATIONAL BANCORP, INC.
                    AND BECOME MARKET LEADER IN HUDSON VALLEY

LAGRANGEVILLE AND BUFFALO, NEW YORK (July 10, 2000) - Premier National Bancorp, Inc. ("Premier") (AMEX: PNB), Lagrangeville, New York and M&T Bank Corporation ("M&T") (NYSE: MTB), Buffalo, New York, today announced that they have entered into a definitive agreement for a merger between the two companies in a transaction valued at $342 million.

T. Jefferson Cunningham III, chairman and chief executive officer of Premier, said, "M&T has the unique ability to bring to our customers the product and service capabilities of a larger institution while maintaining the local expertise and decision-making ability of a community bank. Our combined branch networks will also strengthen and widen significantly our customer service facilities throughout the Hudson Valley. With this strategic merger, Premier will join forces with a bank long known for quality, consistency and success to the benefit of our customers and our communities."

Robert G. Wilmers, president and chief executive officer of M&T, said, "Our merger with Premier, the largest independent bank in the mid-Hudson valley, will give M&T the number one market share and will significantly strengthen our presence in and commitment to the region. The merger will also enhance our leading position in Upstate New York. M&T has succeeded in Upstate New York because we have developed an in-depth understanding of the region's markets and its customers."

Following the merger, Mr. Cunningham will be elected to the boards of directors of M&T and its principal commercial bank subsidiary, Manufacturers and Traders Trust Company ("M&T Bank") and become chairman of the Hudson Valley Advisory Board of M&T Bank. Ten members of the current Premier board will also join the Hudson Valley Advisory Board.

Under the terms of the merger agreement, shareholders of Premier will receive $21.00 for each outstanding share of Premier common stock. Shareholders may elect to receive their consideration in cash or in M&T common stock although 50% of the 15.8 million shares of Premier common stock currently outstanding must be exchanged for M&T common stock. The elections of Premier's shareholders will be subject to allocation and proration if the election for common stock would be more or less than 50%. The merger will be accounted for as a purchase transaction and is anticipated to be completed in the first quarter of 2001.

"Since this is an in-market transaction, we ultimately expect to be able to achieve cost savings exceeding 40% of Premier's operating expenses. The combination of cost saves and the use of stock and cash in the transaction should result in the merger being accretive to cash earnings per share, which exclude the amortization of acquired intangible assets, in 2002," said Michael
P. Pinto, executive vice president and chief financial officer of M&T.

Premier also granted M&T an option to acquire up to 19.9% of the shares of common stock of Premier

                                     (more)

M&T BANK CORPORATION TO ACQUIRE
PREMIER NATIONAL BANCORP, INC.                                           PAGE 2.


under certain circumstances. The transaction has been approved by the boards of directors of each company and is subject to certain conditions, including regulatory approvals and approval of Premier's shareholders.

Premier, with $1.6 billion in assets as of March 31, 2000, is the parent company of Premier National Bank which has 34 offices in the mid-Hudson Valley region of New York State.

M&T had $22.8 billion in assets as of March 31, 2000. Including its pending merger with Keystone Financial, Inc. and the merger with Premier, M&T had pro forma assets as of March 31 of $31.3 billion. M&T Bank has 266 branch offices throughout New York State and in northeastern Pennsylvania, and will have 477 branches in New York, Pennsylvania, Maryland and West Virginia upon completion of the mergers.

ADDITIONAL INFORMATION

            This press release contains forward-looking statements with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from M&T's expectations: the ability to timely and fully realize expected cost savings and revenues; the successful integration of the acquired franchise; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. M&T does not assume any duty to update forward-looking statements.

            Information regarding the identity of the persons who may, under Securities and Exchange Commission ("SEC") rules, be deemed to be participants in the solicitation of shareholders of Premier in connection with the merger, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on the date of this press release.

            Shareholders of Premier and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that M&T will file with the SEC in connection with the merger because it will contain important information about M&T, Premier, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by M&T may be obtained free of charge by contacting M&T Bank Corporation at One M&T Plaza, Buffalo, New York 14203, Attention, Investor Relations, (716) 842-5445. Documents filed with the SEC by Premier will be available free of charge by contacting Premier National Bancorp, Inc., at (845) 471-1711.

            Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                     (more)

M&T BANK CORPORATION TO ACQUIRE
PREMIER NATIONAL BANCORP, INC.                                          PAGE 3.


                          SUMMARY OF TRANSACTION TERMS

Purchase price per share:          -             $21.00

Aggregate transaction value:       -             $342 million, based on 15.8 million
                                                 shares outstanding and 1.4 million
                                                 options with a weighted average strike
                                                 price of $14.14 per share

Consideration mix:                 -             50% in cash and 50% in M&T common stock

                                   -             Floating exchange ratio on stock
                                                 portion of consideration

Structure:                         -             Purchase accounting transaction

                                   -             Shareholders may elect to receive
                                                 stock or cash. However, their
                                                 elections are subject to proration,
                                                 such that 50% of currently outstanding
                                                 shares would be exchanged for stock
                                                 and the remaining in cash

Transaction multiples              -             Price as a multiple of :
                                                 Last twelve months cash EPS: 16.0x
                                                 Last twelve months GAAP EPS: 16.7x
                                                 Tangible book value: 2.45x

                                   -             Tangible book premium to core deposits: 18.1%

                                   -             Premium to market (day prior to acquisition): 57%


Pro forma Premier ownership:       -             4%
(after taking into account the
 pending merger with Keystone
 Financial, Inc.)


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


FOR IMMEDIATE RELEASE           ANALYST CONTACT:        MICHAEL S. PIEMONTE
MONDAY, JULY 10, 2000                                   (716) 842-5445
                                         MEDIA CONTACT: C. MICHAEL ZABEL
                                                               (716) 842-5385

                COMBINATION OF M&T BANK AND PREMIER NATIONAL BANK
                  WILL CREATE MID-HUDSON VALLEY'S LEADING BANK

NEWBURGH, NEW YORK (July 10, 2000) --- M&T Bank Corporation (NYSE:MTB) and Premier National Bancorp, Inc. (AMEX:PNB) today announced that they have entered into an agreement for Premier National Bancorp, Inc. to be merged into M&T Bank Corporation. Pending approval by regulators and Premier shareholders, the merger is expected to be completed in the first quarter of 2001, and will make the combined bank the leading depository institution in the mid-Hudson Valley.

Premier National Bancorp, Inc.'s subsidiary, Premier National Bank ("Premier"), currently holds the number two market share in the mid-Hudson Valley; M&T Bank Corporation's principal subsidiary, Manufacturers and Traders Trust Company ("M&T Bank"), holds the eighth position. The banks' largely complementary branch networks overlap in the five counties of Dutchess, Orange, Rockland, Ulster and Westchester. The acquisition of Premier will also provide M&T Bank with a significant presence in Putnam and Sullivan counties. M&T Bank has 27 Hudson Valley branches; Premier, with $1.3 billion in deposits, has 34.

"The merger of M&T Bank and Premier will create an institution stronger than the sum of its parts - one with the leading market share; a well-positioned network of branches, ATMs, Web and telephone banking; a wide array of financial products and services; and the most in-depth understanding of the market and its customers," stated James L. Hoffman, president of M&T Bank's Hudson Valley Division.

                                     -more-

                M&T-PNB MERGER CREATES MID-HUDSON'S LEADING BANK

2-2-2-2-2

Premier customers will have access to M&T's network of more than 477 branches in New York, Pennsylvania, Maryland and West Virginia, following completion of the merger in the first quarter of 2001, as well as M&T Bank's acquisition of Keystone Financial, Inc., expected to be completed in the fourth quarter of 2000.

Following the merger, Premier's Chairman, T. Jefferson Cunningham III, will join the boards of directors of M&T Bank Corporation and M&T Bank, and serve as chairman of M&T Bank's advisory board for the Hudson Valley region. Ten members of Premier's board also will join the regional advisory board.

Mr. Hoffman continued, "Premier and M&T Bank have served the same mid-Hudson market for years, have developed the same in-depth knowledge of the market and its customers and share a common commitment to community banking. Thus, we are confident that Premier customers will feel comfortable joining M&T Bank."

M&T Bank Corporation is headquartered in Buffalo, New York, and had consolidated total assets of $22.8 billion as of March 31, 2000.

                                      #####